Exhibit (a) (1) (q)
Press release
February 28, 2008
PT Media Nusantara Citra Announces Amendment to Cash Tender Offer for Linktone at $3.80 per American Depositary Share and $0.38 per Ordinary Share and Extension of the Tender Offer until Wednesday, March 26, 2008
JAKARTA, INDONESIA– Feb 28, 2008 – PT Media Nusantara Citra Tbk (or “MNC”) (JSX: MNCN) and its indirect wholly-owned subsidiary, MNC International Ltd., today announced that the tender offer commenced on February 6, 2008, for up to 6,000,000 American Depositary Shares (“ADSs,” each ADS represents 10 ordinary shares) of Linktone Ltd. (NASDAQ: LTON) at a price of $3.80 per ADS in cash, subject to any withholding taxes required by law, would be amended and extended until 12:00 midnight, New York City time on March 26, 2008. The technical amendments clarify that, in addition to ADSs, the tender offer is open to holders of Linktone’s ordinary shares, treating each tendered ordinary share as 1/10th of an ADS. Ordinary Shares may be tendered either by: (i) properly depositing such Ordinary Shares with JPMorgan Chase Bank, N.A. (the depositary for the ADSs) in exchange for ADSs that may be tendered using the Letter of Transmittal for ADSs, or (ii) properly tendering such Ordinary Shares using the Letter of Transmittal for Ordinary Shares.
Linktone and MNC agreed to certain technical amendments to the Acquisition Agreement, dated November 28, 2007, as amended, which amendments do not alter the previously-announced subscription. In light of such amendment, the Linktone board of directors unanimously (i) determined that the transactions contemplated by the acquisition agreement, including the tender offer, as amended and the subscription, are fair to and in the best interests of Linktone and its shareholders, (ii) approved and declared advisable the acquisition agreement, as amended, and the transactions contemplated thereby, including the amended tender offer and the subscription, and (iii) recommended that the holders of Linktone’s ADSs and ordinary shares accept the tender offer and tender their ADSs or ordinary shares in the tender offer.
There is no financing condition to the tender offer. MNC will finance the purchase of ADSs or ordinary shares in the tender offer and the subscription using its available cash and cash equivalents.
Unless the tender offer is extended, the tender offer and any withdrawal rights to which holders of Linktone’s ADSs or ordinary shares may be entitled will expire at 12:00 midnight, New York City time, on March 26, 2008. Following the acceptance for payment of any or no ADSs or ordinary shares in the tender offer and completion of the subscription, MNC will own not less than 51% of the total outstanding ordinary shares of Linktone calculated on a fully diluted basis.
This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities. The complete terms and conditions of the tender offer are set forth in the Offer to Purchase, as amended and restated, Letters of Transmittal and other related materials being filed by MNC with the SEC. Copies of the Offer to Purchase, Letters of Transmittal and other related materials, including the Solicitation/Recommendation Statement filed by Linktone, as amended, are available from DF King & Co., Inc., the information agent for the tender offer at (800) 829-6551 (toll free). Mellon Investor Services, LLC is acting as depositary for the tender offer. The dealer manager for the tender offer is J.P. Morgan Securities Inc.
About PT Media Nusantara Citra Tbk.
MNC is the largest and only integrated media company in Indonesia with operations encompassing content production, content distribution, nationwide free-to-air television networks, 24-hour program TV channels, newspaper, tabloid, radio networks and online media. MNC has the largest content library in Indonesia, comprising 68,000 hours of entertainment and news content, which is increasing by more than 10,000 hours yearly. These contents are being accumulated from in-house production, outsourcing and the operations of our multi-media platforms.

About Linktone.
Linktone Ltd. is one of the leading providers of wireless interactive entertainment services to consumers and advertising services to enterprises in China. Linktone provides a diverse portfolio of services to wireless consumers and corporate customers, with a particular focus on media, entertainment and communications. These services are promoted through Linktone’s and its partners’ cross-media platform which merges traditional and new media marketing channels, and through the networks of the mobile operators in China. Through in-house development and alliances with international and local branded content partners, Linktone develops, aggregates, and distributes innovative and engaging products to maximize the breadth, quality and diversity of its offerings.
Forward-looking statements.
Any statements made regarding the proposed transaction between MNC and Linktone, the expected timetable for completing the transaction, benefits of the transaction and any other statements contained in this news release that are not purely historical fact are forward-looking statements, which involve a number of risks and uncertainties. These statements are based on MNC’s and Linktone’s current expectations and beliefs. Actual results could differ materially from the results implied by these statements. Factors that may cause or contribute to such differences include: the risk that the conditions to the subscription set forth in the acquisition agreement will not be satisfied, changes in both companies’ businesses during the period between now and the closing; timely development, competitive products and pricing, as well as fluctuations in demand; cost and availability of raw materials; the ability to retain key management and technical personnel of Linktone; and adverse reactions to the proposed transaction by customers, suppliers and strategic partners.
This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is being made pursuant to a Tender Offer Statement on Schedule TO (including the Offer to Purchase, as amended and restated, the related Letters of Transmittal and other tender offer materials) filed by MNC and MNC International Ltd. with the SEC on February 6, 2008 and amended on February 28, 2008. In addition, on February 6, 2008, Linktone filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC related to the tender offer and filed an amended Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC on February 28, 2008. The Tender Offer Statement (and related materials) and the Solicitation/Recommendation Statement, as amended, contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials may be obtained at no charge upon request to DF King & Co., Inc., the information agent for the tender offer, at 48 Wall Street, 22nd Floor, New York, NY 10005, or by calling toll free at (800) 829-6551. In addition, all of those materials (and all other offer documents filed with the SEC) are available at no charge on the SEC’s website at www.sec.gov.
Contact:

For more information on MNC, please contact:

PT Media Nusantara Citra Tbk	Investor contact:	Media contact:
Menara Kebon Sirih, 28th floor	David Fernando Audy	Gilang Iskandar
Jl. Kebon Sirih Kav 17-19	Head of Investor Relations	Corporate Secretary
Jakarta 10340	david.audy@mncgroup.com	gilang.iskandar@mncgroup.com
Phone: 62-21 3909211; 3900310
Fax : 62-21 3909174
For more information on Linktone, please visit www.linktone.com, or contact Edward Liu at Edward.liu@linktone.com.